SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Publication according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25, Sec. 1 WpHG
We received the following notification pursuant to Art. 25, Sec. 1 WpHG on
May 22, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany
2. Notifier: Credit Suisse Group AG, Zurich, Switzerland
3. Triggering event: Falling below threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 18.05.2015
6. Total amount of voting rights: 4.63% (equals 5217110 voting rights)
calculated from the following total number of voting rights issued:
112701905
7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 3.65% (equals 4115200 voting rights) thereof held indirectly:
3.65% (equals 4115200 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 0.98% (equals 1101910 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25
WpHG:
Chain of controlled undertakings: Credit Suisse AG, Credit Suisse
Investments (UK), Credit Suisse Investment Holdings (UK), Credit Suisse
Securities (Europe) Limited, Credit Suisse Holdings (USA), Inc., Credit
Suisse (USA), Inc., Credit Suisse Securities (USA) LLC, Credit Suisse Prime
Securities Services (USA) LLC
ISIN or name/description of the financial/other instrument:
Exercise period: Right to recall for SLB, Maturity: undefined

Furthermore, we received the following notification pursuant to Art. 25,
Sec. 1 WpHG on May 22, 2015:

1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath,
Germany
2. Notifier: Credit Suisse AG, Zurich, Switzerland
3. Triggering event: Falling below threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 18.05.2015
6. Total amount of voting rights: 4.63% (equals 5217110 voting rights)

calculated from the following total number of voting rights issued:
112701905
7. Detailed information on the voting rights proportion:
Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG: 3.65% (equals 4115200 voting rights) thereof held indirectly:
2.82% (equals 3175033 voting rights)
Voting rights pursuant to Art. 21, 22 WpHG: 0.98% (equals 1101910 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25
WpHG:
Chain of controlled undertakings: Credit Suisse Investments (UK), Credit
Suisse Investment Holdings (UK), Credit Suisse Securities (Europe) Limited,
Credit Suisse Holdings (USA), Inc., Credit Suisse (USA), Inc., Credit
Suisse Securities (USA) LLC, Credit Suisse Prime Securities Services (USA)
LLC

ISIN or name/description of the financial/other instrument:
Exercise period: Right to recall for SLB, Maturity: undefined

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 28, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO